JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
People’s Republic of China
+86 793-846-9699

VIA EDGAR

August 18, 2017

Tom Jones
Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. Registration Statement on Form F-3 Filed August 11, 2017 File No. 333-219925

Dear Mr. Jones and Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of JinkoSolar Holding Co., Ltd. so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on August 22, 2017, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

Very truly yours,

JinkoSolar Holding Co., Ltd.

By:	/s/ Haiyun (Charlie) Cao
Name: Haiyun (Charlie) Cao
Title: Chief Financial Officer

cc:	Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP